U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 57(a)(4) AND 57(i) OF THE
INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE ACT
PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY
SECTION 57(a)(4) OF THE ACT.

STELLUS CAPITAL INVESTMENT CORPORATION
STELLUS CREDIT FUND I, LP
STELLUS CREDIT FUND GP, LLC
STELLUS CAPITAL MANAGEMENT, LLC

10000 Memorial Drive, Suite 500
Houston, TX 77024
(713) 292-5400

All Communications, Notices and Orders to:
Robert T. Ladd Stellus Capital Investment Corporation Chief Executive Officer and President 10000 Memorial Drive, Suite 500 Houston, TX 77024 (713) 292-5400
Copies to:

Steven B. Boehm, Esq. Harry S. Pangas, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, D.C. 20004

July 20, 2012

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

STELLUS CAPITAL INVESTMENT
CORPORATION;  STELLUS CREDIT FUND I,
LP; STELLUS CREDIT FUND GP, LLC; and
STELLUS CAPITAL MANAGEMENT,LLC

Robert T. Ladd
Chief Executive Officer and President
Stellus Capital Investment Corporation
10000 Memorial Drive, Suite 500
Houston, TX 77024

File No. 812-
Investment Company Act of 1940
____________________________________________
) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

APPLICATION FOR AN ORDER
PURSUANT TO SECTIONS 57(a)(4)
AND 57(i) OF THE INVESTMENT
COMPANY ACT OF 1940, AND
RULE 17d-1 UNDER THE ACT
PERMITTING CERTAIN JOINT
TRANSACTIONS OTHERWISE
PROHIBITED BY SECTION 57(a)(4)
OF THE ACT.

Stellus Capital Investment Corporation (the “Company”), Stellus Credit Fund I, LP (the “Fund”), Stellus Credit Fund GP, LLC (the “Fund GP”), and Stellus Capital Management, LLC (the “Adviser”), (collectively, the “Applicants”), hereby apply for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder,2 authorizing certain joint transactions that otherwise may be prohibited by Section 57(a)(4).

In particular, the relief requested in this application (the “Application”) would allow the Company, on the one hand, and the Fund, and any future entities that are advised by the Adviser and that are affiliated persons as defined in Section 2(a)(3)(C) of the Company that may be prohibited from co-investing with the Company by reason of Section 57 of the 1940 Act (a “Future Co-Investment Affiliate” and together with the Fund, “Co-Investment Affiliates”), on the other hand, to co-invest in the same issuers of securities (“portfolio companies”).

All existing entities that currently intend to rely on the Order have been named as Applicants and any future entities that may rely on the Order in the future will comply with its terms and conditions.

1 Unless otherwise indicated, all section references herein are to the 1940 Act.

2 Unless otherwise indicated, all rule references herein are to rules under the 1940 Act.

I.	GENERAL DESCRIPTION OF APPLICANTS

A.	The Company

The Company was organized under the General Corporate Laws of the State of Maryland on May 18, 2012 for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company that intends to elect to be regulated as a business development company (“BDC”) under the 1940 Act.3   On July 16, 2012, the Company confidentially submitted a registration statement on Form N-2 under the Securities Act of 1933, as amended (the “1933 Act”) to the Commission in connection with its proposed initial public offering.  The Company intends to file a notice of its election to be regulated as a BDC under the 1940 Act on Form N-54A.  The Company intends to list its common stock on the New York Stock Exchange under the symbol “SCM”.  The Company’s principal place of business is 10000 Memorial Drive, Suite 500, Houston, Texas 77024.

The Company intends to make an election to be treated for tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such election in the future.

The Company’s investment objective is to maximize total return to its stockholders in the form of current income and capital appreciation by primarily investing in private U.S. middle-market companies (typically with $5 million to $50 million of EBITDA) through first lien, second lien, unitranche and mezzanine debt financing, often times with a corresponding equity investment.  Investment decisions for the Company are made by the Adviser in accordance with the policies approved by the Company’s Board of Directors (the “Board”).  The Company intends to have a seven-member Board, of which four members will not be “interested persons” of the Company within the meaning of Section 2(a)(19) (the “Independent Directors”).

The Company has not commenced operations and does not anticipate doing so unless and until it files its election to be treated as a BDC and consummates its initial public offering.  Shortly prior to the time the Company files its election to be treated as a BDC, it intends to acquire its initial portfolio for $[•] million in cash and $[•] in shares of its common stock based on the initial public offering price, estimated to be $[•] per share, or $[•] million in total. The Company intends to finance the cash portion of the acquisition of the initial portfolio by (i) borrowing $[•] million under a credit facility and (ii) using the $[•] million of proceeds the Company expects to receive in connection with the sale of [•] shares of its common stock in a private placement transaction.

3 Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

B.	The Fund

Stellus Credit Fund I, LP, was formed as a Delaware limited partnership on June 7, 2012.  The Fund was formed principally for the purpose of making debt and equity investments in private U.S. middle-market companies through first lien, second lien, unitranche and mezzanine debt financing, often times with a corresponding equity investment.  In addition, the Fund may invest opportunistically in other debt or equity investments that are consistent with the Fund’s investment objective.

The Fund is seeking to raise capital commitments of $500 million in a private offering, although the Fund may increase the offering size to up to $750 million in capital commitments.  Although the Fund has not begun to raise capital, any private placement memorandum or other disclosure used in connection with sales of limited partner interests in the Fund will contain language substantially similar to the following:

Currently, the Adviser advises other funds, including the Stellus Capital Investment Corporation (the “Company”), which has an identical investment strategy as that of the Fund. If the Company’s initial public offering is commenced, the Company will ordinarily make the same investments as the Fund, subject to regulatory and tax status restraints applicable to the Company.  If the initial public offering is commenced, the Adviser intends for the Fund and the Company to co-invest in the same securities of the same portfolio companies. It is anticipated that almost all of the Fund’s investments will be made as co-investments with the Company, unless, as noted above, the Company cannot invest in the particular investment at such time due to regulatory or tax constraints.

In reliance on the exemption from registration provided by Section 3(c)(7) of the 1940 Act, it is anticipated that the Fund will not register under the 1940 Act.

Upon issuance of the requested Order, the Fund, any successor funds and any Future Co-Investment Affiliates will operate pursuant to an investment objective and investment strategies that are identical to those of the Company, as summarized above.

C.	The Fund GP

Stellus Credit Fund GP, LLC, was formed as a Delaware limited liability company on June 7, 2012.  The Fund GP was formed principally for the purpose of acting as the general partner of the Fund.

D.	The Adviser

The Adviser was organized as a limited liability company under the laws of the state of Delaware and is registered with the Commission pursuant to Section 203 of the Investment Advisers Act of 1940, as amended.

The Adviser will manage the investment activities of both the Company and the Fund pursuant to their respective investment advisory agreements.   The Adviser reviews investments with respect to the Company and the Fund and determines whether or not each entity should invest in a new portfolio company and, if so, to what extent.  The factors involved in such a review include the remaining uncommitted capital of each entity, the amount of capital already reserved to support existing positions, and capital available for new investments.  If the Company or the Fund cannot support its position in a portfolio company going forward, the Adviser will generally avoid committing its capital to a new investment.

The investment committee of the Adviser currently consists of the following individuals:

Robert T. Ladd, Managing Partner, Chief Investment Officer
Dean A. D'Angelo, Partner
Joshua T. Davis, Partner
W. Todd Huskinson, Partner, Chief Financial Officer
Todd A. Overbergen, Partner

Any Future Co-Investment Affiliates will be advised by the Adviser or an entity controlling, controlled by, or under common control with the Adviser.

II.	RELIEF FOR PROPOSED CO-INVESTMENTS

A.	Co-Investment in Portfolio Companies by the Company and Company Affiliates

1.	Mechanics of the Co-Investment Program

Upon issuance of the requested Order, as noted above, the Fund and any Future Co-Investment Affiliate will operate pursuant to an investment objective and investment strategies that are identical to those of the Company.  Thus, an investment appropriate for the Company, the Fund or a Future Co-Investment Affiliate would be appropriate for any of the entities.  It is anticipated that, if the Order is issued, then the Company and the Co-Investment Affiliates would routinely co-invest in portfolio companies (the “Co-Investment Program” and each investment, a “Co-Investment Transaction”).

In selecting investments for the Company, the Adviser will consider only the investment objective, investment strategies, investment position, capital available for investment, and other pertinent factors applicable to the Company. Likewise, when selecting investments for the Co-Investment Affiliates, the Adviser will consider only the investment objective, investment strategies, investment position, capital available for investment, and other pertinent factors applicable to the Co-Investment Affiliates. However, as the Company and the Co-Investment Affiliates have the same investment objective and investment strategies, the Adviser anticipates that any investment that is an appropriate investment for one entity will be an appropriate investment for the other.  The relative Available Capital of the Company or the Co-Investment Affiliates as well as compliance with RIC status requirements and other applicable regulatory requirements are factors that would determine the extent to which each of these entities would participate in a particular investment opportunity.

Under the Co-Investment Program, co-investment between the Company and the Co-Investment Affiliates would be the norm, rather than the exception.   Under the Co-Investment Program, each Co-Investment Transaction would be allocated between the Company and the Co-Investment Affiliates based upon its respective capital available for investment (“Available Capital”). The investment assets of the Company and the Co-Investment Affiliates will generally consist of illiquid securities held to maturity (in the case of debt instruments) or until a liquidity event (i.e., a merger, initial public offering, asset sale or recapitalization), often out of the control of the Company, occurs. Applicants would not consider these assets to be part of Available Capital.

In addition, for the Co-Investment Affiliates, Available Capital would include bona fide uncalled capital commitments that can be called by the settlement date of the Co-Investment Transaction.  As stated above, each Co-Investment Transaction would be based upon each entity’s relative Available Capital.  These relative allocation percentages (“Relative Allocation Percentages”) would be approved each quarter or, as necessary or appropriate, between quarters by both the full Board and a "required marjority" as defined in Section 57(o) ("Required Majority") of the directors eligible to vote under Section 57(o) (“Eligible Directors”)4 and may be adjusted in their sole discretion for any reason, including, among other things, changes in the relative Available Capital of the Company vis-à-vis the Co-Investment Affiliates, or in the case of a specific investment, if the Company’s participation at a certain level could cause the Company to fail to meet the diversification or other requirements necessary for it to qualify as a RIC under the Code.  The Company will not deviate from its co-investment policies except as may be required by applicable law. Applicants are not aware of any such requirement at this time.  No Independent Director would have a direct or indirect financial interest in any Co-Investment Transaction or any portfolio company other than through such Independent Director’s interest (if any) in securities of the Company.

The Co-Investment Program as a whole has been approved by both the full Board and the Required Majority. The Relative Allocation Percentages will be approved by both the full Board and the Required Majority prior to the implementation of the Co-Investment Program, and any deviations from the Relative Allocation Percentages for any investment, by the Company or the Fund, would require prior approval by both the full Board and the Required Majority.

As noted above, when selecting portfolio companies, the Adviser would only consider the investment objective, investment strategies, investment position, Available Capital, and other pertinent factors applicable to each of the Company and the Co-Investment Affiliates. Thus, if it

4 The term “Eligible Directors,” when used with respect to the approval of a proposed transaction, plan, or arrangement, this means both a majority of a BDC’s directors  who have no financial interest in such transaction, plan, or arrangement and a majority of such directors who are not interested persons of such company.

is determined that following the Relative Allocation Percentages with respect to a particular investment is not appropriate for either the Company or a Co-Investment Affiliate, the Adviser can ask the full Board and the Eligible Directors to consider an exception from the Relative Allocation Percentages.

Additionally, the Board, including the Eligible Directors, would review information on all co-investment activity on a quarterly basis to ensure that the Relative Allocation Percentages are being adhered to, and to give them the opportunity to evaluate the Co-Investment Program and, to the extent they deem necessary or appropriate, to change the Relative Allocation Percentages.

The Company, the Fund, and any Future Co-Investment Affiliate will disclose in offering documents and periodic financial reports that they will routinely co-invest with each other pursuant to the Co-Investment Program and will disclose how Co-Investment Transactions will be allocated.

All subsequent activity (i.e., exits or follow-on investments) in a Co-Investment Transaction will be made pursuant to the conditions contained in this Application.

The Co-Investment Program requires that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to the Co-Investment Affiliates’ purchase to be the same as those applicable to the Company’s purchase.

2.	Reasons for Co-Investing

It is expected that co-investment in portfolio companies by the Company and the Co-Investment Affiliates will increase favorable investment opportunities for the Company. The Co-Investment Program has been approved by the Board and the Required Majority on the basis that it would be advantageous for the Company to have the additional capital from the Co-Investment Affiliates available to meet the funding requirements of attractive investments in portfolio companies. A BDC that makes investments of the type contemplated by the Company and the Co-Investment Affiliates typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed prudential limits on exposure in a single investment. In addition, the Code imposes diversification requirements on companies, such as the Company, which seek certain favorable tax treatment under Subchapter M of the Code.5

In view of the foregoing, in cases where the Adviser identifies investment opportunities requiring larger capital commitments, they must seek the participation of other entities with similar investment styles. The availability of Co-Investment Affiliates as investing partners of the Company may alleviate that necessity in certain circumstances.

5 See I.R.C. § 851(b)(4).

The Company could lose some investment opportunities if it could not provide “one-stop” financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by the Adviser due to the Company’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). By reducing the number of occasions on which the Company’s individual investment limits require the Adviser to arrange a syndication with unaffiliated entities, the Company will likely be required to forego fewer suitable investment opportunities. With the assets of Co-Investment Affiliates available for co-investment, there should be an increase in the number of opportunities accessible to the Company.

The Adviser and the Board believe that it will be advantageous for the Company to co-invest with the Co-Investment Affiliates and that such investments would be consistent with the investment objective, investment policies, investment positions, investment restrictions, regulatory requirements, and other pertinent factors applicable to the Company. As noted above, to the extent that the Adviser believes that a proposed Co-Investment Transaction is not appropriate for either the Company or the Co-Investment Affiliates, the Adviser can request that the Board and the Eligible Directors examine such proposed investment and make a finding as to whether a deviation from the Relative Allocation Percentages is appropriate.

The Adviser also believes that co-investment by the Company and the Co-Investment Affiliates will afford the Company the ability to achieve greater diversification and the opportunity to exercise greater influence on the portfolio companies in which the Company and the Co-Investment Affiliates co-invest.

B.	Applicable Law

1.	Sections 57(a)(4) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted.

In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by the BDC in such joint transaction is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2.	Section 57(b) of the 1940 Act

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply.  These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) an affiliated person of such person.

Rule 57b-1 under the 1940 Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the 1940 Act from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC, or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Section 2(a)(3)(C) defines an “affiliated person” of another person as any person directly or indirectly controlling, controlled by, or under common control with, such other person.

C.	Need For Relief

Transactions effected as part of the Co-Investment Program would be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior order of the Commission to the extent that the Co-Investment Affiliates fall within the category of persons described by Section 57(b), as modified by Rule 57b-1 thereunder. Because the Adviser is the investment adviser to both the Company and the Co-Investment Affiliates, the Company and the Co-Investment Affiliates could be deemed to be affiliated persons within the meaning of Section 2(a)(3)(C) by reason of common control by the Adviser. Thus, the Co-Investment Affiliates could be deemed to be persons related to the Company in a manner described by Section 57(b) and therefore prohibited by Section 57(a)(4) and Rule 17d-1 from participating in the Co-Investment Program.

D.	Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission, pursuant to Section 57(i) and Rule 17d-1, permitting the Fund and any Co-Investment Affiliates to participate with the Company in the Co-Investment Program.

E.	Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.6  Although the various precedents involve somewhat different allocation formulae, approval procedures, and presumptions for co-investment transactions to protect the interests of public investors in the BDC than the ones described in this Application, Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders. We note, in particular, that the co-investment protocol to be followed by Applicants here is substantially similar to the protocol

6 Medley Capital Corp. , et al (File No. 812- 13787) (March 26, 2012 (order), Release No. IC- 30009, Release No. IC-29968 (Feb. 26, 2012) (notice);  NGP Capital Resources Company, et al. (File No. 812-13695), Release No. IC-29860 (Nov. 10, 2011) (order), Release No. IC-29831(Oct. 7, 2011) (notice); Ridgewood Capital Corporation, et. al. (File No. 812-13569, Release No. IC-28982 (Oct. 21, 2009) (order), Release No. IC-28931 (Sept. 25, 2009), Main Street Capital Corporation, et. al. (File No. 812-13438), Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice); Gladstone Capital Corporation, et. al. (File No. 812-12934), Release No. IC-27150 (November 22, 2005) (order), Release No. IC-27120 (October 25, 2005) (notice); meVC Draper Fisher Jurvetson Fund I, Inc., et al. (File No. 812-11998), Release No. IC-24556 (July 11, 2000) (order), Release No. IC- 24496 (June 13, 2000) (notice); Berthel Growth & Income Trust I, et al. (File No. 812-10830), Release No. IC-23864 (June 8, 1999) (order), Release No. IC- 23825 (May 12, 1999) (notice); Technology Funding Venture Capital Fund VI, LLC, et al. (File No. 812-11006), Release No. IC-23610 (Dec. 18, 1998) (order), Release No. IC- 23573 (Nov. 25, 1998) (notice); MACC Private Equities Inc., et al. (File No. 812-11148), Release No. IC-23518 (Nov. 3, 1998) (order), Release No. IC- 23478 (Oct. 6, 1998) (notice); Brantley Capital Corporation, et al. (File No. 812-10544), Release No. IC-22893 (Nov. 18, 1997) (order), Release No. IC-22864 (Oct. 21, 1997) (notice); Renaissance Capital Growth & Income Fund III. Inc. (File No. 812-10354), Release No. IC-22428 (Dec. 31, 1996) (order), Release No. IC-22378 (Dec. 6, 1996) (notice); Sherrv Lane Growth Fund. Inc. (File No. 812-10082), Release No. IC-22130 (Aug. 9, 1996) (order), Release No. IC-22060 (July 10, 1996) (notice); Access Capital Strategies Community Investment Fund. Inc. (File No. 812-9786), Release No. IC-21898 (Apr. 16, 1996) (order), Release No. IC-21836 (Mar. 20, 1996) (notice); Ridgewood Electric Power Trust III (File No. 812-9558), Release No. IC-21589 (Dec. 11, 1995) (order), Release No. IC-21472 (Nov. 3, 1995) (notice); MAC Private Equities Inc., (File No. 812-9028), Release No. IC20887 (Feb. 7, 1995) (order), Release No. IC-20831 (Jan. 12, 1995) (notice); Corporate Renaissance Group, Inc. (File No. 812-8978), Release No. IC-20690 (Nov. 8, 1994) (order), Release No. IC-20617 (Oct. 13, 1994) (notice); ML Venture, Partners II. L.P. (File No. 812-7841), Release No. IC-18700 (May 11, 1992) (order), Release No. IC-18652 (Apr. 13, 1992) (notice); Equus Capital Partners. L.P. (File No. 812-7272), Release No. IC-18105 (Apr. 18, 1991) (order), Release No. IC-18058 (Mar. 21, 1991) (notice); Equitable Capital, Partners, L.P. (File No. 812-7328), Release No. IC-17925 (Dec. 31, 1990) (order), Release No. IC-17894 (Dec. 5, 1990) (notice); Technology Funding Partners III, L.P. (File No. 812-7355), Release No. IC-17571 (July 5, 1990) (order), Release No. IC-17523 (June 6, 1990) (notice); Berkshire, Partners III, L.P., (File No. 812-7335), Release No. IC-17533 (June 14, 1990) (order), Release No. IC-17496 (May 17, 1990) (notice); ML-Lee Acquisition Fund II, L.P., (File No. 8127133), Release No. IC-17123 (Sept. 1, 1989) (order), Release No. IC-17101 (Aug. 7, 1989) (notice); The Prospect Group Opportunity Fund, Inc., (File No. 812-7024), Release No. IC16841 (Feb. 27, 1989) (order), Release No. IC-16774 (Jan. 24, 1989) (notice).

followed by NGP Capital Resources Company and its affiliates, for which an order was granted on November 10, 2011.7

F.	Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Applicants submit that the formulae for the allocation of co-investment opportunities among the Company and the Co-Investment Affiliates, and other protective conditions set forth in this Application, will ensure that the Company will be treated fairly.

The conditions to which the requested relief will be subject are designed to ensure that the Adviser would not be able to favor the Co-Investment Affiliates over the Company through the allocation of investment opportunities among them.  Because almost every attractive investment opportunity for the Company will also be an attractive investment opportunity for the Co-Investment Affiliates, Applicants submit that the Co-Investment Program and the use of the Relative Allocation Percentages present an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of individual investment opportunities to one of the entities as opportunities arise.

Under the Co-Investment Program, participation will be based on proportional allocation using a pre-determined formula, the Relative Allocation Percentages. Applicants submit that the Company’s participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the 1940 Act and on a basis that is not different from or less advantageous than that of other participants.

G.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

7 See note 6, supra.

1.           Each time the Adviser considers an investment for the Co-Investment Affiliates, the Adviser will make an independent determination of the appropriateness of the investment for the Company.

2.           (a)           If the Adviser deems that the Company’s participation in the investment is appropriate, then such investment will be made pursuant to the Relative Allocation Percentages, unless the Adviser determines that investment pursuant to the Relative Allocation Percentages is not appropriate for that investment. The Relative Allocation Percentages will be determined by both the full Board and the Eligible Directors in advance and will be based upon the Available Capital of the Company, on the one hand, and the Co-Investment Affiliates, on the other hand. The Relative Allocation Percentages will be approved each quarter, or as necessary or appropriate, between quarters, by both the full Board and the Required Majority, and may be adjusted, for subsequent transactions, in their sole discretion for any reason, including, among other things, changes in the Available Capital of the Company vis-à-vis the Available Capital of the Co-Investment Affiliates.

(b)           If the Adviser deems that the Company’s participation in the Co-Investment Transaction is appropriate, but that investment pursuant to the Relative Allocation Percentages is not appropriate, then the Adviser will recommend an appropriate level of investment for the Company and the Co-Investment Affiliates. If the aggregate amount recommended by the Adviser to be invested by the Company in such Co-Investment Transaction, together with the amount proposed to be invested by the Co-Investment Affiliates, exceeds the amount of the investment opportunity, the amount proposed to be invested by the Company will be based on a ratio of the Company’s Available Capital to the aggregate Available Capital of the Company and the Co-Investment Affiliates, up to the maximum amount proposed to be invested by each.  The Adviser will provide the Eligible Directors with information concerning the Company’s and the Co-Investment Affiliates’ Available Capital to assist the Eligible Directors with their review of the Company’s investments for compliance with these allocation procedures.  After making the determinations required in this paragraph (b), the Adviser will distribute written information concerning the Co-Investment Transaction, including the amount proposed to be invested by the Co-Investment Affiliates, to the Independent Directors for their consideration. Outside of the Relative Allocation Percentages, the Company will co-invest with the Co-Investment Affiliates only if, prior to the Company's and the Co-Investment Affiliates’ participation in the Co-Investment Transaction, the Required Majority concludes that:

(i)           the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Company and its stockholders and do not involve overreaching of the Company or its stockholders on the part of any person concerned;

(ii)           the transaction is consistent with

(A)         the interests of the stockholders of the Company; and

(B)         the Company's investment objectives and policies (as described in the Company's registration statement on Form N-2 and other filings made with the

Commission by the Company under the Securities Act of 1933, as amended, any reports filed by the Company with the Commission under the Securities Exchange Act of 1934, as amended, and the Company's reports to stockholders);

(iii)     the investment by the Co-Investment Affiliates would not disadvantage the Company, and participation by the Company is not on a basis different from or less advantageous than that of the Co-Investment Affiliates; provided, that if the Co-Investment Affiliates, but not the Company, gain the right to nominate a director for election to a portfolio company's board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Eligible Directors from reaching the conclusions required by this condition (2)(b)(iii), if

(A)         the Eligible Directors shall have the right to ratify the selection of such director or board observer, if any,
(B)         the Adviser agrees to, and does, provide, periodic reports to the Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company, and

(C)       any fees or other compensation that any Co-Investment Affiliate or any affiliated person of any Co-Investment Affiliate receives in connection with the right of the Co-Investment Affiliates to nominate a director or board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the Co-Investment Affiliates (who may, in turn, share their portion with their affiliated persons) and the Company in accordance with the amount of each party’s investment; and

(iv)           the proposed investment by the Company will not benefit any affiliated person of the Company, other than the Co-Investment Affiliates, except (A) to the extent permitted by condition 12; (B) to the extent permitted by section 57(k); or (C) indirectly, as a result of an interest in securities issued by the Co-Investment Affiliates or the Company; or (D) in the case of these or other compensation described in condition 2(b)(iii)(C).8

3.           The Company has the right to decline to participate in any Co-Investment Transaction or to invest less than the amount proposed.

4.           Except for Follow-On Investments made pursuant to condition 7, the Company will not invest in reliance on this Order in any portfolio company in which the Adviser, or any Co-Investment Affiliates or any person controlling, controlled by, or under common control with the Adviser or the Co-Investment Affiliates is an existing investor.

5.           The Company will not participate in any Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for the Company as for the Co-Investment Affiliates.  The grant to the Co-Investment Affiliates, but not the Company, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will

8 Co-Investment Affiliates or an affiliate of the Co-Investment Affiliates will not receive any fees or other compensation in connection with the Co-Investment Affiliates’ right to nominate a director or board observer or otherwise participate in the governance or management of the portfolio company.

not be interpreted so as to violate this condition 5, if conditions 2(a) or 2(b)(iii)(A), (B) and (C) are met.9

6.           Any sale, exchange, or other disposition by the Company or the Co-Investment Affiliates of an interest in a security that was acquired in a Co-Investment Transaction will be accomplished pro rata based on the original investment of each participant unless the Adviser formulates a recommendation for participation in a disposition on a non-pro rata basis and such recommendation is approved by the Required Majority on the basis that such non-pro rata disposition is in the best interest of the Company. The Company and the Co-Investment Affiliates will each bear their own expenses in connection with any disposition, and the terms and conditions of any disposition will apply equally to all participants.

7.           Any “follow-on investment” (i.e., an additional investment in the same entity) by the Company or the Co-Investment Affiliates, or any exercising of warrants or other rights to purchase securities of the issuer in a portfolio company whose securities were acquired in a Co-Investment Transaction will be accomplished pro rata based on the original investment of each participant, unless the Adviser formulates a recommendation for participation in the proposed transaction on a non-pro rata basis and such recommendation is approved by the Required Majority on the basis that such non-pro rata participation is in the best interest of the Company. The acquisition of follow-on investments as permitted by this condition will be subject to the other conditions set forth in the Application.

8.           The Independent Directors will be provided quarterly for review all information concerning (1) all investments made by the Co-Investment Affiliates during the preceding quarter, and (2) Co-Investment Transactions, during the preceding quarter, including investments made by the Co-Investment Affiliates which the Company considered but declined to participate in, so that the Independent Directors may determine whether the conditions of the Order have been met.

 9.           The Company will maintain the records required by section 57(f)(3) of the Act as if each of the investments permitted under these conditions were approved by the Independent Directors under section 57(f).

10.           No Independent Directors will also be a director, general partner or principal, or otherwise an “affiliated person” (as defined in the Act) of, the Co-Investment Affiliates.

11.           The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act of 1933) shall, to the extent not payable by the Adviser under its investment advisory agreements with the Co-Investment Affiliates, be shared by the Company and the Co-Investment Affiliates in proportion to the relative amounts of their securities to be acquired or disposed of, as the case may be.

9 Id.

12.           Any transaction fee (including break-up or commitment fees but excluding broker's fees contemplated by section 57(k)(2) of the Act) received in connection with a Co-Investment Transaction will be distributed to the Company and the Co-Investment Affiliates on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction.  If any transaction fee is to be held by the Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata between the Company and the Co-Investment Affiliates based on the amount they invest in such Co-Investment Transaction.  The Co-Investment Affiliates or any affiliated person of the Company will not receive additional compensation or remuneration of any kind (other than (i) the pro rata transaction fees described above and (ii) investment advisory fees paid in accordance with investment advisory agreements with the Company and the Co-Investment Affiliates) as a result of or in connection with a Co-Investment Transaction.

III.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Robert T. Ladd
Stellus Capital Investment Corporation
Chief Executive Officer and President
10000 Memorial Drive, Suite 500
Houston, TX 77024

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Steven B. Boehm, Esq.
Harry S. Pangas, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, D.C. 20004

B.	Authorizations

Pursuant to Rule 0-2(c) under the Act, Applicants hereby state that the Company, by resolutions duly adopted by unanimous written consent by its Board on June 27, 2012 (attached hereto as Exhibit A), has authorized its officers to, and the Fund, the Fund GP and the Adviser have been authorized by their respective partners and managing members, as applicable to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto and the taking of all acts reasonably necessary to obtain the relief requested herein.

Applicants have caused this Application to be duly signed on their behalf on the 20th day of July 2012.

STELLUS CAPITAL INVESTMENT CORPORATION

By:	/s/ Robert T. Ladd
Name:	Robert T. Ladd
Title:	President and Chief Executive Officer

STELLUS CREDIT FUND I, LP

By:	/s/ Robert T. Ladd
Name:	Robert T. Ladd
Title:	Member of the Sole Member of Stellus Credit Fund GP, LLC, Managing Member

STELLUS CREDIT FUND GP, LLC
By:	/s/ Robert T. Ladd
Name:	Robert T. Ladd
Title:	Member

STELLUS CAPITAL MANAGEMENT, LLC

By:	/s/ Robert T. Ladd
Name:	Robert T. Ladd
Title:	Managing Partner

VERIFICATION

The undersigned states that he has duly executed the attached application, dated as of July 20, 2012, for and on behalf of Stellus Capital Investment Corporation, Stellus Credit Fund I, L.P., Stellus Credit Fund GP, LLC and Stellus Capital Management, LLC; that he is the Chief Executive Officer and President of Stellus Capital Investment Corporation and managing partner or authorized person of Stellus Credit Fund I, L.P., Stellus Credit Fund GP, LLC and Stellus Capital Management, LLC; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

/s/ Robert T. Ladd
Name:	Robert T. Ladd
Date:	July 20, 2012

EXHIBIT A

WHEREAS, the Board of Directors has reviewed the Company’s Co-Investment Exemptive Application (the “Exemptive Application”), a copy of which is attached hereto as Exhibit A, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Sections 57(a)(4) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 57(a)(4) of the Act.

                   NOW, THEREFORE, BE IT RESOLVED, that the Officers, shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto as Exhibit A; and

                   FURTHER RESOLVED, that the Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of the Officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

(Approved by unanimous written consent of the Board of Directors on June 27, 2012)